EURASIAN MINERALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

June 30, 2016

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements of Eurasian Minerals Inc. for the six months ended June 30, 2016 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

ASSETS	June 30, 2016	December 31, 2015

Current
Cash and cash equivalents	$2,381,957	$5,634,601
Investments (Note 3)	271,489	235,106
Receivables (Note 4)	482,708	686,465
Prepaid expenses	105,909	32,344
Total current assets	3,242,063	6,588,516

Non-current
Restricted cash (Note 5)	251,965	269,770
Property and equipment (Note 6)	538,003	614,460
Convertible notes receivable (Note 7)	1,336,028	1,026,458
Investment in associated companies (Note 8)	2,835,691	3,333,491
Strategic investments (Note 3)	261,905	193,810
Exploration and evaluation assets (Note 9)	2,276,440	2,381,540
Royalty interest (Note 10)	26,289,089	28,798,980
Reclamation bonds (Note 11)	606,401	810,734
Goodwill (Note 12)	5,364,230	6,501,886
Other assets	104,484	104,484
Total non-current assets	39,864,236	44,035,613

TOTAL ASSETS	$43,106,299	$50,624,129

LIABILITIES

Current
Accounts payable and accrued liabilities	$494,957	$663,582
Advances from joint venture partners (Note 13)	128,622	137,825
Total current liabilities	623,579	801,407

Non-current
Deferred income tax liability	5,364,230	6,501,886

TOTAL LIABILITIES	5,987,809	7,303,293

SHAREHOLDERS' EQUITY
Capital stock (Note 14)	117,334,492	117,000,052
Commitment to issue shares	-	139,138
Reserves	18,918,983	20,487,524
Deficit	(99,134,985)	(94,305,878)
TOTAL SHAREHOLDERS' EQUITY	37,118,490	43,320,836

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$43,106,299	$50,624,129

Nature of operations and going concern (Note 1)
Events after reporting date (Note 19)

Approved on behalf of the Board of Directors on August 11, 2016

Signed: “David M Cole”	Director	Signed: “Larry Okada”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS
(Expressed in Canadian Dollars)

	Three month	Three month	Six month period	Six month period
	period ended	period ended	ended	ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

ROYALTY INCOME	$373,266	$412,577	$764,004	$775,568
Cost of sales
Gold tax	(18,663)	(20,628)	(38,200)	(38,778)
Depletion (Note 10)	(361,352)	(450,574)	(765,640)	(793,193)
Net royalty (loss) income	(6,749)	(58,625)	(39,836)	(56,403)

EXPLORATION EXPENDITURES (Note 9)	1,300,154	1,402,895	2,590,841	3,128,308
Less: recoveries	(162,114)	(321,614)	(355,346)	(732,738)
Net exploration expenditures	1,138,040	1,081,281	2,235,495	2,395,570

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	192,863	195,147	446,589	477,489
Depreciation (Note 6)	28,622	41,806	57,244	72,128
Investor relations and shareholder information	40,644	51,357	68,462	129,971
Professional fees	153,535	115,169	190,742	167,845
Salaries and consultants (Note 15)	345,080	269,834	748,044	631,260
Share-based payments (Note 14)	13,731	398,319	27,462	444,113
Transfer agent and filing fees	13,702	23,464	97,892	95,834
Travel	10,609	13,836	31,988	40,400
Total general and administrative expenses	798,786	1,108,932	1,668,423	2,059,040

Loss from operations	(1,943,575)	(2,248,838)	(3,943,754)	(4,511,013)

Change in fair value of fair value throught profit or loss investments	259,795	(134,786)	276,862	(213,443)
Gain (loss) on acquisition and sale of exploration and evaluation assets	(645)	-	(33,850)	132,286
Equity loss in associated companies (Note 8)	(300,200)	(185,001)	(497,800)	(358,614)
Foreign exchange gain (loss)	105,068	92,085	(248,959)	51,136
Realized loss on sale of investments	(192,811)	(8,387)	(230,949)	(8,387)
Other (Note 15)	24,486	4,530	50,648	(232,377)
Writedown of goodwill (Note 12)	(380,978)	(470,639)	(722,738)	(754,129)

Loss before income taxes	(2,428,860)	(2,951,036)	(5,350,540)	(5,894,541)
Deferred income tax recovery	378,238	470,639	521,433	754,129

Loss for the period	$(2,050,622)	$(2,480,397)	$(4,829,107)	$(5,140,412)

Basic and diluted loss per share	$(0.03)	$(0.03)	$(0.07)	$(0.07)

Weighted average number of common shares outstanding	73,568,244	73,439,323	73,576,696	73,434,019

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Three month	Three month	Six month	Six month
	period ended	period ended	period ended	period ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Loss for the period	$(2,050,622)	$(2,480,397)	$(4,829,107)	$(5,140,412)

Other comprehensive income (loss)
Change in fair value of available-for-sale investments	84,765	140,952	137,622	158,571
Currency translation adjustment	(19,120)	(855,218)	(1,698,173)	2,056,944

Comprehensive loss for the period	$(1,984,977)	$(3,194,663)	$(6,389,658)	$(2,924,897)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Six month period	Six month period
	ended	ended
	June 30, 2016	June 30, 2015
Cash flows from operating activities
Loss for the period	$(4,829,107)	$(5,140,412)
Items not affecting operating activities:
Interest income received	(4,610)	(15,283)
Unrealized foreign exchange effect on cash and cash equivalents	(423,560)	67,489
Items not affecting cash:
Share based payments	-	460,203
Change in fair value of fair value through profit or loss investments	(276,862)	213,443
Realized loss on sale of investments	230,949	8,387
Commitment to issue shares	27,462	93,858
Interest on convertible loan	(46,037)	-
Deferred income tax recovery	(521,433)	(754,129)
Depreciation	73,844	121,331
Depletion (Note 10)	765,640	793,193
Gain on option payments received (Note 9)	(24,720)	-
Writedown of goodwill	722,738	754,129
Loss (gain) on acquisition and sale of exploration and evaluation assets	14,238	(42,755)
Derecognition of property and equipment on sale of exploration and evaluation assets	19,612	6,490
Derecognition of property and equipment in exploration and evaluation costs	-	(24,922)
Equity loss in associated companies	497,800	358,614
Unrealized foreign exchange (gain) loss	16,859	238,599
Shares received from joint venture partners included in exploration recoveries	(55,000)	(115,000)
Changes in non-cash working capital items:
Receivables	203,757	(767,831)
Prepaid expenses	(73,565)	(70,139)
Accounts payable and accrued liabilities	(168,625)	(91,144)
Advances from joint venture partners	(9,203)	(278,116)
Total cash used in operating activities	(3,859,823)	(4,183,995)
Cash flows from investing activities
Acquisition and sale of exploration and evaluation assets, net option payments received	129,820	(78,039)
Interest received on cash and cash equivalents	4,610	15,283
Convertible note receivable (Note 7)	(281,580)	(52,063)
Proceeds from sale of fair value through profit and loss investments, net	93,405	7,450
Proceeds from sale of available-for-sale financial instruments, net	17,375	-
Restricted cash	17,805	2,437
Purchase and sale of property and equipment, net	(16,999)	(12,973)
Reclamation bonds	204,333	45,142
Total cash used in investing activities	168,769	(72,763)
Cash flows from financing activities
Proceeds from exercise of options	14,850	-
Total cash used in investing activities	14,850	-

Effect of exchange rate changes on cash and cash equivalents	423,560	(67,489)

Change in cash and cash equivalents	(3,252,644)	(4,324,247)
Cash and cash equivalents, beginning	5,634,601	6,450,308
Cash and cash equivalents, ending	$2,381,957	$2,126,061

Supplemental disclosure with respect to cash flows (Note 18)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2015	73,534,710	$117,000,052	$139,138	$10,362,229	$10,125,295	$(94,305,878)	$43,320,836
Shares issued for acquisition of a royalty interest	250,000	145,000	-	-	-	-	145,000
Shares issued as incentive stock grants	140,000	166,600	(166,600)	-	-	-	-
Shares issued from exercise of options	22,500	14,850	-	-	-	-	14,850
Commitment to issue shares	-	-	27,462	-	-	-	27,462
Reclassification of fair value of options exercised	-	7,990	-	(7,990)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(1,698,173)	-	(1,698,173)
Change in fair value of financial instruments	-	-	-	-	137,622	-	137,622
Loss for the period	-	-	-	-	-	(4,829,107)	(4,829,107)
Balance as at June 30, 2016	73,947,210	$117,334,492	$-	$10,354,239	$8,564,744	$(99,134,985)	$37,118,490

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2014	73,371,710	$116,766,102	$306,999	$9,562,905	$5,880,342	$(87,430,021)	$45,086,327
Shares issued as incentive stock grants	133,000	177,250	(177,250)	-	-	-	-
Commitment to issue shares	-	-	93,858	-	-	-	93,858
Share - based payments	-	-	-	460,203	-	-	460,203
Foreign currency translation adjustment	-	-	-	-	2,056,944	-	2,056,944
Change in fair value of financial instruments	-	-	-	-	158,571	-	158,571
Loss for the period	-	-	-	-	-	(5,140,412)	(5,140,412)
Balance as at June 30, 2015	73,504,710	$116,943,352	$223,607	$10,023,108	$8,095,857	$(92,570,433)	$42,715,491

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six months ended June 30, 2016

1. NATURE OF OPERATIONS AND GOING CONCERN

Eurasian Minerals Inc. (the “Company” or “Eurasian”) and its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol of “EMX” and on the NYSE MKT under the symbol of “EMXX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Management estimates it has sufficient funding for operations for the ensuing year, which results in the going concern assumption being an appropriate underlying concept for the preparation of these consolidated financial statements (Note 19).

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these condensed consolidated interim financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets.

These condensed consolidated interim financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss or available for sale, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Summary of Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the year ended December 31, 2015.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six months ended June 30, 2016

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements.

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 16 Leases was issued in January 2016 (effective January 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the six months ended June 30, 2016 are consistent with those applied in the Company’s December 31, 2015 audited consolidated financial statements.

3. INVESTMENTS

At June 30, 2016, the Company had the following investments:

		Accumulated
June 30, 2016	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,644,669	$(1,373,180)	$271,489
Total Fair value through profit or loss	1,644,669	(1,373,180)	271,489
Available-for-sale
Marketable securities	910,473	(648,568)	261,905
Total investments	$2,555,142	$(2,021,748)	$533,394

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six months ended June 30, 2016

3. INVESTMENTS (Continued)

At December 31, 2015, the Company had the following investments:

		Accumulated
December 31, 2015	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,872,802	$(1,637,696)	$235,106
Total Fair value through profit or loss	1,872,802	(1,637,696)	235,106
Available-for-sale
Marketable securities	980,000	(786,190)	193,810
Total investments	$2,852,802	$(2,423,886)	$428,916

4. RECEIVABLES

The Company’s receivables arise from royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	June 30, 2016	December 31, 2015
Royalty income receivable	$174,894	$154,343
Refundable taxes	131,633	153,067
Recoverable exploration expenditures and advances	6,166	248,628
Other	170,015	130,427
Total	$482,708	$686,465

The carrying amounts of the Company’s receivables are denominated in the following currencies:

Currency	June 30, 2016	December 31, 2015
Canadian Dollars	$34,375	$52,395
US Dollars	424,030	575,986
Turkish Lira	7,471	46,401
Swedish Krona	12,351	3,754
Other	4,481	7,929
Total	$482,708	$686,465

5. RESTRICTED CASH

At June 30, 2016, the Company classified $251,965 (December 31, 2015 - $269,770) as restricted cash. This amount is comprised of $186,770 (December 31, 2015 - $199,915) held as collateral for its corporate credit cards, $64,780 (December 31, 2015 - $69,415) held as a security deposit for the Company’s former Haiti exploration program, and $415 (December 31, 2015 – $440) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six months ended June 30, 2016

6. PROPERTY AND EQUIPMENT

During the six months ended June 30, 2016 depreciation of $17,724 (2015 - $49,203) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2015	$99,694	$185,424	$4,746	$16,106	$578,508	$414,526	$1,299,004
Additions	10,549	6,450	-	-	-	-	16,999
Disposals and derecognition	-	(20,763)	(2,365)	(16,106)	-	-	(39,234)
As at June 30, 2016	$110,243	$171,111	$2,381	$-	$578,508	$414,526	$1,276,769

Accumulated depreciation
As at December 31, 2015	$99,694	$144,642	$4,134	$1,678	$434,396	$-	$684,544
Additions	8,571	6,144	-	671	58,458	-	73,844
Disposals and derecognition	-	(15,520)	(1,753)	(2,349)	-	-	(19,622)
As at June 30, 2016	$108,265	$135,266	$2,381	$-	$492,854	$-	$738,766
Net book value
As at December 31, 2015	$-	$40,782	$612	$14,428	$144,112	$414,526	$614,460
As at June 30, 2016	$1,978	$35,845	$-	$-	$85,654	$414,526	$538,003

During the six months ended June 30, 2016, the Company sold certain foreign operations for a net loss of $33,850. Included in this loss was property and equipment with a net book value of $19,612.

7. CONVERTIBLE NOTES RECEIVABLE

On February 5, 2015, the Company entered into a convertible loan agreement with IG Copper, LLC (“IGC”), an associated company of EMX (Note 8) allowing IGC to borrow up to US$100,000 per month to a maximum of US$500,000 (“IGC Loan”).

The loan carries an interest rate of 8% per annum and the full amount of the principal and interest was due February 5, 2016, subsequently amended to Jan 3, 2017. The full US$500,000 has been drawn. At any time prior to the maturity date, the Company has the right to convert all or any part of the principal sum and accrued interest into membership units at US$6.00 per unit. If IGC completes a financing at less than US$6.00 per unit, the conversion price will be adjusted to the price used in the financing. Each membership unit represents a single membership interest in IGC. During the six months ended June 30, 2016 the terms of the loan were amended and US$198,953 of expenses paid by the Company on behalf of IGC was added to the IGC Loan.

During the six months ended June 30, 2016, the Company entered into an amended and restated loan agreement with IGC such that the IGC Loan shall include any further sums that may be advanced by the Company to, or paid by the Company on behalf of IGC from time to time prior to January 3, 2017. Additionally, if subsequent to the date of the Amended Agreement, IGC completes a financing and, as part of that financing, issues warrants to purchase Units or other securities of IGC, then the Company shall be entitled, upon conversion of the IGC Loan and accrued and unpaid interest, to also receive warrants to purchase Units or other securities of IGC on the same terms as the warrants issued in such financing. During the six months ended June 30, 2016, the Company advanced a further US$200,000 to IGC. As at June 30, 2016, including accrued interest, the total amount covered under the amended loan agreement was $1,263,165 (US$974,965). Subsequent to June 30, 2016, the Company advanced a further US$200,000.

The notes receivable consists of two components: the note receivable component and the equity conversion option. At initial recognition, the fair value of the note receivable component was estimated at $802,483 using the discounted cash flow model method at market rate. The note receivable component is accreted over its expected term using the effective interest method at an effective rate of approximately 18%. For the six months ended June 30, 2016, the Company recorded $46,037 of interest income, as well as a foreign exchange loss of $939. The fair value of the equity conversion option was estimated to be $72,863 and is included in the convertible notes receivable balance.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six months ended June 30, 2016

8. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 42% equity investment in IGC. At June 30, 2016, the Company has paid an aggregate of US$7,892,345 towards its investment (December 31, 2015 - US$7,892,345). At June 30, 2016, the Company’s investment less its share of accumulated equity losses was $2,835,691 (2015 - $3,333,491). The Company’s share of the net loss for the six months ended June 30, 2016 was $497,800 (2015 - $358,614).

The Company has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

As at June 30, 2016, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

June 30, 2016	IGC
Aggregate assets	$4,886,954
Aggregate liabilities	(2,767,621)
Loss for the year	(1,181,300)
The Company's ownership %	42.14%
The Company's share of loss for the period	(497,800)

As at December 31, 2015, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2015	IGC
Aggregate assets	$6,980,045
Aggregate liabilities	(2,917,038)
Loss for the year	(2,515,741)
The Company's ownership %	42.22%
The Company's share of loss for the year	(152,800)

9. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At June 30, 2016 and December 31, 2015, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	June 30, 2016	December 31, 2015
Asia Pacific	Various	$81,124	$81,124
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Sisorta	131,440	131,440
	Trab	78,587	78,587
United States	Superior West, Arizona	1,000,479	1,105,579
of America	Yerington, Nevada	393,095	393,095
Total		$2,276,440	$2,381,540

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six months ended June 30, 2016

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the six months ended June 30, 2016, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		USA			Turkey			Asia Pacific			Other	Total
	Scandinavia	Kennecott Exploration	Other USA	Total	Akarca	Other	Total	New Zealand	Other	Total
Administration Cost	$24,169	$35	$61,907	$61,942	$8,537	$70,914	$79,451	$1,545	$1,870	$3,415	$2,386	$171,363
Assays	2,017	-	6,852	6,852	669	-	669	-	-	-	-	9,538
Drilling / Trenching	77,323	-	-	-	14,679	-	14,679	-	-	-	-	92,002
Land and Legal	23,367	-	48,544	48,544	69,088	66,584	135,672	-	13,382	13,382	19,112	240,077
Logistics	9,333	157	38,848	39,005	9,783	10,274	20,057	-	1,130	1,130	5,284	74,809
Personnel	89,631	34,693	638,463	673,156	110,911	191,368	302,279	-	42,985	42,985	46,285	1,154,336
Property Cost	51,414	-	41,959	41,959	126,121	58,221	184,342	7,452	11,597	19,049	-	296,764
Professional Services	46,066	-	4,587	4,587	49,451	23,692	73,143	-	2,360	2,360	12,701	138,857
Technical Studies	106,267	28,518	34,147	62,665	44,872	11,652	56,524	-	11,397	11,397	22,879	259,732
Travel	51,760	-	47,177	47,177	13,364	31,694	45,058	-	3,468	3,468	5,900	153,363
Total Expenditures	481,347	63,403	922,484	985,887	447,475	464,399	911,874	8,997	88,189	97,186	114,547	2,590,841
Recoveries	-	(57,659)	(33,536)	(91,195)	-	-	-	-	(39,598)	(39,598)	-	(130,793)
Operator fees	-	(5,766)	(1,440)	(7,206)	-	-	-	-	-	-	-	(7,206)
Option Payments *	-	(24,720)	-	(24,720)	-	(90,408)	(90,408)	(50,913)	-	(50,913)	-	(166,041)
Other Property Income	-	-	(26,620)	(26,620)	-	-	-	(24,686)	-	(24,686)	-	(51,306)
Total Recoveries	-	(88,145)	(61,596)	(149,741)	-	(90,408)	(90,408)	(75,599)	(39,598)	(115,197)	-	(355,346)
Net Expenditures	$481,347	$(24,742)	$860,888	$836,146	$447,475	$373,991	$821,466	$(66,602)	$48,591	$(18,011)	$114,547	$2,235,495

*During the six months ended June 30, 2016, the Company received a $129,820 (US$100,000) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott Exploration Company. Pursuant to Company policy, $105,100 has been applied against the Superior West capitalized costs, and $24,720 has been included in exploration recoveries.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six months ended June 30, 2016

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures (continued)

During the six months ended June 30, 2015, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		USA				Turkey			Asia Pacific			Other *	Total
	Scandinavia	Kennecott Exploration	Desert Star Resources	Other USA	Total	Akarca	Other	Total	New Zealand	Other	Total
Administration Cost	$57,141	$11	$676	$67,776	$68,463	$8,552	$16,448	$25,000	$3,268	$1,500	$4,768	$27,922	$183,294
Assays	4,261	538	137	16,304	16,979	18	323	341	-	-	-	-	21,581
Drilling / Trenching	9,998	-	-	-	-	-	-	-	-	-	-	-	9,998
Land and Legal	10,413	-	-	62,298	62,298	14,182	28,777	42,959	1,073	7,722	8,795	11,052	135,517
Logistics	18,961	1,292	1,883	50,282	53,457	6,016	13,763	19,779	502	3,837	4,339	436	96,972
Personnel	290,587	14,291	16,671	639,318	670,280	90,838	245,422	336,260	40,503	53,689	94,192	79,609	1,470,928
Property Cost	90,049	61,700	72,874	54,818	189,392	115,821	53,571	169,392	32,128	36,774	68,902	33,385	551,120
Professional Services	47,378	-	-	9,048	9,048	27,746	70,348	98,094	5,904	1,039	6,943	42,360	203,823
Share Based Payments	7,103	-	-	75,468	75,468	-	12,430	12,430	-	6,957	6,957	7,990	109,948
Technical Studies	16,067	-	4,973	54,475	59,448	-	67,276	67,276	-	24,999	24,999	34,129	201,919
Travel	44,939	-	-	47,738	47,738	6,124	22,460	28,584	5,830	7,207	13,037	8,910	143,208
Total Expenditures	596,897	77,832	97,214	1,077,525	1,252,571	269,297	530,818	800,115	89,208	143,724	232,932	245,793	3,128,308
Recoveries	-	(83,024)	(102,085)	(81,110)	(266,219)	(180,400)	-	(180,400)	-	-	-	-	(446,619)
Operator fees	-	(8,346)	(2,921)	(8,111)	(19,378)	-	-	-	-	-	-	-	(19,378)
Option Payments	-	-	-	-	-	(123,400)	(115,000)	(238,400)	-	-	-	-	(238,400)
Other Property Income	(9,744)	(432)	-	-	(432)	-	-	-	(13,766)	-	(13,766)	(4,399)	(28,341)
Total Recoveries	(9,744)	(91,802)	(105,006)	(89,221)	(286,029)	(303,800)	(115,000)	(418,800)	(13,766)	-	(13,766)	(4,399)	(732,738)
Net Expenditures	$587,153	$(13,970)	$(7,792)	$988,304	$966,542	$(34,503)	$415,818	$381,315	$75,442	$143,724	$219,166	$241,394	$2,395,570

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six months ended June 30, 2016

10. ROYALTY INTEREST

Changes in royalty interest for the six months ended June 30, 2016:

Balance, December 31, 2015	$28,798,980
Adjusted for:
Acquisition	145,000
Depletion	(765,640)
Cumulative translation adjustments	(1,889,251)
Balance, June 30, 2016	$26,289,089

During the six months ended June 30, 2016, the Company acquired a 2% NSR royalty on all precious metals and a 1% NSR royalty on all other minerals for the Maggie Creek property in Nevada, and a 1% NSR royalty on all minerals for the Afgan property in Nevada from Golden Predator US Holdings Corp, a wholly-owned subsidiary of Till Capital Ltd. (“TCL”). In consideration of the acquisition, the Company issued 250,000 common shares to TCL valued at $145,000 or $0.58 per share. The fair value of the common shares was based on the market closing price on the date the shares were issued.

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the six months ended June 30, 2016 $764,004 (2015 - $775,568) in royalty income was included in operations offset by a 5% direct gold tax and depletion.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. At December 31, 2015, as a result of the decline in the production of gold from the Carlin Trend Royalty Claim Block, the Company revised its estimated annual gold production over the expected mine life and decreased it’s long term gold price from US$1,300 to US$1,200 per ounce. As a result of these changes, the Company recorded $3,973,699 in impairment charges for the year ended December 31, 2015 related to the Carlin Trend Royalty Claim Block and related assets that make up the same cash-generating unit (“CGU”). For the six months ended June 30, 2016, these assumptions remained reasonable and no further revisions were considered necessary.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six months ended June 30, 2016

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company.

	June 30, 2016	December 31, 2015
Australia - various properties	$67,483	$80,976
Sweden - various properties	8,043	7,939
Turkey - various properties	112,828	273,898
U.S.A - various properties	418,047	447,921
Total	$606,401	$810,734

12. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Changes in goodwill for the six months ended June 30, 2016:

Balance, December 31, 2015	$6,501,886
Adjusted for:
Impairment charge	(722,738)
Cumulative translation adjustment	(414,918)
Balance, June 30, 2016	$5,364,230

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same CGU are impaired (Note 10). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. Goodwill has been written down in conjunction with the decline of $521,433 (2015 - $754,129) of the related deferred income tax liability.

13. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	June 30, 2016	December 31, 2015
U.S.A.	$128,622	$137,825
Total	$128,622	$137,825

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six months ended June 30, 2016

14. CAPITAL STOCK

Authorized

As at June 30, 2016, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

During the six months ended June 30, 2016, the Company issued:

•	140,000 (2015 – 48,000) shares valued at $166,600 (2015 – $57,600) pursuant to an incentive stock grant program to employees of the Company applied to commitment to issue shares.

•	22,500 (2015 – Nil) shares valued at $14,850 (2015 - $Nil) pursuant to the exercise of stock option.

•	250,000 (2015 – Nil) shares valued at $145,000 (2015 - $Nil) pursuant to a purchase agreement for the Maggie Creek and Afgan royalties (Note 10).

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the six months ended June 30, 2016, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2015	5,428,500	1.67
Exercised	(22,500)	0.66
Cancelled and expired unexercised	(398,000)	2.32
Balance as at June 30, 2016	5,008,000	1.62

Number of options exercisable as at June 30, 2016	5,008,000	$1.62

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six months ended June 30, 2016

14. CAPITAL STOCK (Continued)

The following table summarizes information about the stock options which were outstanding and exercisable at June 30, 2016:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
July 19, 2011 *	1,188,000	1,188,000	2.80	July 19, 2016
August 3, 2011 *	10,000	10,000	2.70	August 3, 2016
August 29, 2011	50,000	50,000	2.66	August 29, 2016
September 9, 2011	40,000	40,000	2.70	September 9, 2016
December 11, 2011	20,000	20,000	2.10	December 11, 2016
July 5, 2012	50,000	50,000	1.96	July 5, 2017
August 22, 2012	851,500	851,500	1.94	August 22, 2017
October 16, 2012	67,000	67,000	2.44	October 16, 2017
April 25, 2014	1,364,000	1,364,000	1.20	April 25, 2019
June 26, 2014	17,500	17,500	0.88	June 26, 2019
December 22, 2014	60,000	60,000	0.87	December 22, 2019
June 8, 2015	1,290,000	1,290,000	0.66	June 8, 2020

Total	5,008,000	5,008,000

* Expired unexercised subsequent to June 30, 2016

The weighted average remaining useful life of stock options is 2.08 (2015 – 2.09) years.

Stock Grants

The Company has received TSX-V approval for the issuance of certain stock grants as discretionary bonuses earned by the President and CEO, Chairman, directors, officers, area managers and certain employees of the Company pursuant to an annual compensation review.

Share-based Payments

During the six months ended June 30, 2016, the Company recorded aggregate share-based payments of $27,462 (2015 -$554,061) as they relate to the fair value of stock options granted, fair value of incentive stock grants, and the accrual for the fair value of stock granted. Share-based payments are allocated to expense accounts as follows:

	General and
	Administrative	Exploration
Six months ended June 30, 2016	Expenses	Expenditures	Total

Commitment to issue shares	$27,462	$-	$27,462
	$27,462	$-	$27,462

	General and
	Administrative	Exploration
Six months ended June 30, 2015	Expenses	Expenditures	Total

Commitment to issue shares	$90,452	$3,406	$93,858
Fair value of sotck options granted	353,661	106,542	460,203
	$444,113	$109,948	$554,061

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six months ended June 30, 2016

15. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the six monts ended June 30, 2016	Salary or Fees	Payments	Total
Management	$401,575	$-	$401,575
Outside directors *	75,520	-	75,520
Seabord Services Corp.	178,800	-	178,800
Total	$655,895	$-	$655,895

		Share-based
For the six monts ended June 30, 2015	Salary or Fees	Payments	Total
Management	$441,004	$69,297	$510,301
Outside directors *	86,930	4,914	91,844
Seabord Services Corp.	209,400	-	209,400
Total	$737,334	$74,211	$811,545

* Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.

Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in the table above for the six months ended June 30, 2015 is $247,660 in termination payments to a former officer of the Company.

Included in accounts payable and accrued liabilities at June 30, 2016 is $6,768 (December 31, 2015 - $3,467) owed to key management personnel and $24,008 (Decemer 31, 2015 - $25,079) to other related parties.

16. SEGMENTED INFORMATION

The Company operates within the resource industry. At June 30, 2016 and December 31, 2015 the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	June 30, 2016	December 31, 2015
Asia Pacific	$81,124	$81,124
Sweden	437,755	437,755
Turkey	363,987	363,987
U.S.A	1,393,574	1,498,674
Total	$2,276,440	$2,381,540

PROPERTY AND EQUIPMENT	June 30, 2016	December 31, 2015
Asia Pacific	$8,376	$10,275
Haiti	-	23,612
Sweden	3,865	4,902
Turkey	5,979	7,032
U.S.A	519,783	568,639
Total	$538,003	$614,460

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six months ended June 30, 2016

16. SEGMENTED INFORMATION (Continued)

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion form a cash generating unit located in the U.S.A, except $200,000 in a royalty interest held in Serbia.

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at June 30, 2016, the Company had working capital of $2,618,484 (December 31, 2015 - $5,787,109). Management will need additional sources of working capital to continue it’s currently planned programs, by issuing new shares or the sale of assets. The Company is not subject to externally imposed capital requirements. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•

Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at June 30, 2016, there were no changes in the levels in comparison to December 31, 2015. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$2,381,957	$-	$-	$2,381,957
Restricted cash	251,965	-	-	251,965
Fair value through profit or loss
investments	271,489	-	-	271,489
Strategic investments	261,905	-	-	261,905
Total	$3,167,316	$-	$-	$3,167,316

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six months ended June 30, 2016

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and convertible promissory notes (Note 7).

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the June 30, 2016 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $53,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Turkey, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six months ended June 30, 2016

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at June 30, 2016 is as follows:

Accounts	US dollars
Cash and cash equivalents	$1,815,910
Receivables	322,551
Convertible notes receivable	974,965
Accounts payable and accrued liabilities	(130,178)
Advances from joint venture partners	(99,276)
Net exposure	2,883,972
Canadian dollar equivalent	$3,736,474

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at June 30, 2016, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $374,000 in the Company’s pre-tax profit or loss.

18. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	June 30, 2016	December 31, 2015
Cash	$2,314,751	$5,365,271
Short-term deposits	67,206	269,330
Total	$2,381,957	$5,634,601

The significant non-cash investing and financing transactions during the six months ended June 30, 2016 included:

a.	Recorded a gain through accumulated other comprehensive income of $137,622 related to the fair value adjustments on available-for-sale (“AFS”) financial instruments;
b.	Issuance of 250,000 valued at $145,000 pursuant to the acquisition of the Maggie Creek and Aghan royalties (Note 10);
c.	Issuance of 140,000 bonus shares valued at $166,600 applied to commitment to issue shares;
d.	Reclassification of $7,990 of reserves to share capital from the exercise of options; and
e.

Adjusted non-current assets and liabilities for $1,698,173 related to cumulative translation adjustments (“CTA”), of which $1,889,251 relates to a CTA loss on a royalty interest, $414,918 relates to a CTA loss on goodwill, $616,223 relates to a CTA gain on a deferred tax liability and $10,227 relates to a CTA loss in the net liabilities of a subsidiary with a functional currency different from the presentation currency.

The significant non-cash investing and financing transactions during the six month period ended June 30, 2015 included:

a.	Recorded a gain through accumulated other comprehensive income of $158,571 related to the fair value adjustments on AFS financial instruments;
b.	Issuance of 133,000 bonus shares valued at $177,250 applied to commitment to issue shares; and

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six months ended June 30, 2016

18. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

c.

Adjusted non-current assets and liabilities for $2,056,944 related to cumulative translation adjustments (“CTA”), of which $1,820,381, relates to CTA gain on royalty interest, $512,962 relates to CTA gain on goodwill, $512,962 relates to a CTA loss on deferred tax liability and $236,563 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency.

19. EVENTS AFTER REPORTING DATE

Subsequent to June 30, 2016, the Company:

a)

Entered into a share purchase agreement for the sale of EBX Madencilik A.S., a wholly owned subsidiary of the Company that controls the Sisorta gold property in Turkey, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti, a privately owned Turkish company. Terms of the agreement included a US $250,000 cash payment at closing (completed), b) annual cash payments of US $125,000 until commencement of production (credited at a rate of 80% against NSR payments upon production), and c) 3.5% NSR payments from ore processed on-site and 5.0% NSR payments from ore processed off-site.

b)

Entered into a share purchase agreement for the sale of AES Madencilik A.S., the wholly-owned EMX subsidiary that controls the Akarca gold-silver project in western Turkey, to Çiftay İnşaat Taahhüt ve Ticaret A.Ş., a privately owned Turkish company. The terms of the sale included a) a US $2 million cash payment at closing (completed), b) staged pre-production and production gold bullion payments (or the cash equivalent), c) a sliding scale prodcution royalty ranging from 1% to 3% after certain deductions as production totals increase, and d) work commitments.